UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EXAR CORPORATION

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Kishore Seendripu, Ph. D.

President and Chief Executive Officer

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, CA 92008

(760) 692-0711

With a copy to:

Robert F. Kornegay

Wilson Sonsini Goodrich and Rosati P.C.

12235 El Camino Real, Suite 200

San Diego, CA 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 300645108

1	Names of Reporting Persons MaxLinear, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,431,634 (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,431,634 (See Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,431,634 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20% (See Item 5) (based on 51,192,445 shares of Common Stock outstanding as of March 27, 2017)
14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 300645108

1	Names of Reporting Persons Eagle Acquisition Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,431,634 (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,431,634 (See Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,431,634 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20% (See Item 5) (based on 51,192,445 shares of Common Stock outstanding as of March 27, 2017)
14	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”) of Exar Corporation, a Delaware corporation (“Exar”), whose principal executive offices are located at 48720 Kato Road, Fremont, CA 94538.

Item 2. Identity and Background.

(a) This Statement is being filed jointly on behalf of MaxLinear, Inc., a Delaware Corporation (“MaxLinear”) and Eagle Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of MaxLinear (“Purchaser”).

Schedule I hereto, with respect to MaxLinear and Schedule II hereto, with respect to Purchaser sets forth lists of all the directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 31, 2017, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o MaxLinear, Inc., 5966 La Place Court, Suite 100, Carlsbad, CA 92008. Schedule I and Schedule II hereto set forth the principal business address of each Scheduled Person.

(c) MaxLinear is a provider of radio frequency, or RF, and mixed-signal integrated circuits for cable and satellite broadband communications and the connected home, and wired and wireless infrastructure markets. Its high performance RF receiver products capture and process digital and analog broadband signals to be decoded for various applications. The preceding description of MaxLinear and its business has been taken from MaxLinear’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and is qualified in its entirety by reference to such Form 10-K. Purchaser is a Delaware corporation incorporated on March 27, 2017 and a wholly owned subsidiary of MaxLinear. Purchaser was formed solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiating of the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Acquisition Agreement. Schedule I and Schedule II hereto set forth the principal occupation or employment of each Scheduled Person.

(d) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) MaxLinear and Purchaser are organized under the laws of the State of Delaware. Schedule I and Schedule II hereto set forth the citizenship of each Scheduled Person.

Item 3. Sources and Amount of Funds or Other Consideration

As described in response to Item 4, the shares of Common Stock to which this Statement relates have not been purchased by the Reporting Persons as of the date of this filing, and thus no funds were used for this purpose.

It is anticipated that the funding for the transactions contemplated by the Acquisition Agreement (as defined in Item 4 below) (the “Transactions”) will consist of a combination of cash from the combined balance sheets of MaxLinear and Exar and a term loan facility. JPMorgan Chase Bank, N.A., Deutsche Bank AG New York Branch Deutsche Bank Securities Inc. and MaxLinear have entered into a debt commitment letter in connection with the Acquisition Agreement.

As a condition to MaxLinear’s and Purchaser’s willingness to enter into the Acquisition Agreement, MaxLinear and Purchaser entered into Support Agreements (as defined in Item 4 below) with the Supporting Stockholders (as defined in Item 4 below). Pursuant to, and subject to the terms and conditions of, the Support Agreements, each Supporting Stockholder has agreed, among other things, to tender, and not withdraw, the Subject Shares (as defined in Item 4 below) without the prior written consent of MaxLinear. None of the Reporting Persons or Exar paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreements.

Item 4. Purpose of Transaction.

Acquisition Agreement and Tender Offer

On March 28, 2017, MaxLinear and Purchaser entered into an Acquisition Agreement with Exar, a copy of which has been filed as Exhibit 2.1 to the MaxLinear’s Current Report on Form 8-K filed on March 29, 2017, and is incorporated by reference in its entirety as Exhibit 99.2 (the “Acquisition Agreement”). Under the Acquisition Agreement, among other things, Purchaser will commence a tender offer (the “Offer”) to purchase all of the Common Stock, at a price per share of $13.00, net to the holders thereof in cash, without interest (the “Offer Price”). Upon successful completion of the Offer, and subject to the terms and conditions of the Acquisition Agreement, Purchaser will be merged with and into Exar (the “Merger”), and Exar will survive the Merger as a direct wholly owned subsidiary of MaxLinear. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with no stockholder vote required to consummate the Merger. After consummation of the Acquisition Agreement, the certificate of incorporation, bylaws, directors and officers of the surviving corporation will be that of Purchaser.

Support Agreements

In connection with the execution and delivery of the Acquisition Agreement, MaxLinear and Purchaser entered into, in each case dated as of March 28, 2015, a support agreement with each of (i) Behrooz Abdi, (ii) Rodfre Investments, Inc., (iii) Izak Bencuya, (iv) Ryan A. Benton, (v) Pierre Guilbault, (vi) Brian Hilton, (vii) Hung Le, (viii) James Lougheed, (ix) Gary Meyers, (x) Simcoe Partners, L.P., Simcoe Management Company, LLC, SDR Partners, LLC, Simcoe Capital Management, LLC, and Jeffrey Jacobowitz (together, the “Simcoe Affiliates”), (xi) Keith Tainsky and (xii) Daniel Wark (collectively, the “Support Agreements”) (the persons described in clauses (i) through (xii), collectively, the “Supporting Stockholders”). Pursuant to and subject to the terms and conditions of the Support Agreements, the Supporting Stockholders agreed, subject to certain limited specified exceptions as set forth therein, to tender, and not withdraw, all outstanding shares of Common Stock beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”). In addition, pursuant to and subject to the terms and conditions of the Support Agreements, the Supporting Stockholders have agreed, subject to certain exceptions as set forth therein, to refrain from transferring, selling or otherwise disposing of the Subject Shares and soliciting alternative acquisition proposals to the Transactions. The Support Agreements will automatically terminate upon certain circumstances, including upon termination of the Acquisition Agreement.

Based upon information provided by the Supporting Stockholders in their respective Support Agreements, as of March 28, 2017, the Subject Shares included: (i) 29,540 Shares of Common Stock beneficially owned by Behrooz Abdi, (ii) 7,591,605 Shares of Common Stock beneficially owned by Rodfre Investments, Inc., (iii) 45,000 Shares of Common Stock beneficially owned by Izak Bencuya, (iv) 18,205 Shares of Common Stock beneficially owned by Ryan A. Benton, (v) 14,500 Shares of Common Stock beneficially owned by Pierre Guilbault, (vi) 38,000 Shares of Common Stock beneficially owned by Brian Hilton, (vii) 2,818 Shares of Common Stock beneficially owned by Hung Le, (viii) 25,805 Shares of Common Stock beneficially owned by James Lougheed, (ix) 63,625 Shares of Common Stock beneficially owned by Gary Meyers, (x) 2,577,901 Shares of Common Stock beneficially owned by the Simcoe Affiliates, (xi) 0 Shares of Common Stock beneficially owned by Keith Tainsky and (xii) 24,635 Shares of Common Stock beneficially owned by Daniel Wark.

The Reporting Persons may be deemed to have acquired shared voting and disposition power with respect to the Subject Shares by reason of the execution and delivery of the Support Agreements by MaxLinear and Purchaser.

The foregoing descriptions of the Acquisition Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Acquisition Agreement and the Support Agreements are each attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10, 99.11, 99.12, 99.13 and 99.14 respectively, to this Statement and incorporated by referenced herein.

The primary purpose of the transactions described above is for MaxLinear, through Purchaser, to acquire all of the outstanding shares of Common Stock. MaxLinear required that the Supporting Stockholders agree to enter into the Support Agreements as part of the inducements for MaxLinear and Purchaser to enter into the Acquisition Agreement and to consummate the Transactions, including the Offer and the Merger. Upon consummation of the Transactions, Exar will become a wholly-owned subsidiary of MaxLinear, the Common Stock will cease to be freely traded or listed and will be de-registered under the Act.

Except as set forth in this Statement or as contemplated by the Acquisition Agreement and the Support Agreements, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of

Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Supporting Stockholders collectively own 10,431,634 shares of Common Stock. The Reporting Persons, for the purpose of Rule 13d-3 under the Act, therefore may, by reason of the execution and delivery of the Support Agreements, be deemed to share beneficial ownership over 10,431,634 shares of Common Stock, which would represent 20% of the Common Stock, issued and outstanding as of March 27, 2017, as disclosed in the Acquisition Agreement. Other than for the purposes of Rule 13d-3 under the Act, the Reporting Persons expressly disclaim beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares. To the Reporting Persons’ knowledge, no shares of Common Stock are beneficially owned by any Scheduled Person.

(b) The Reporting Persons, by reason of the execution and delivery of the Support Agreements, may be deemed to have shared dispositive power with the Supporting Stockholders with respect to 10,431,634 shares of Common Stock, representing approximately 20% of the Common Stock, issued and outstanding as of March 27, 2017, as disclosed in the Acquisition Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons (i) are not entitled to any rights as a stockholder of Exar as to the Subject Shares, except as otherwise expressly provided in the Support Agreements, and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Common Stock other than the power provided pursuant to the Support Agreements.

(c) Except as described in this Statement (including the schedules to this Statement), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons or the Scheduled Persons.

(d) Except as set forth in this Item 5 and for persons referred to in Items 2 and 4 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Statement and any amendments thereto. The information set forth, or incorporated by reference, in Item 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated March 31, 2017, by and between the Reporting Persons.

Exhibit 99.2	Acquisition Agreement among MaxLinear, Inc., Eagle Acquisition Corporation, and Exar Corporation, dated as of March 28, 2017 (incorporated by reference to Exhibit 2.1 to MaxLinear’s Current Report on Form 8-K filed on March 29, 2017).

Exhibit 99.3	Support Agreement, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation, and Behrooz Abdi.

Exhibit 99.4	Support Agreement, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Rodfre Investments, Inc.

Exhibit 99.5	Support Agreement, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Izak Bencuya.

Exhibit 99.6	Support Agreement, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Ryan A. Benton.

Exhibit 99.7	Support Agreement, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Pierre Guilbault.

Exhibit 99.8	Support Agreement, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Brian Hilton.

Exhibit 99.9	Support Agreement, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Hung Le.

Exhibit 99.10	Support Agreement, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and James Lougheed.

Exhibit 99.11	Support Agreement, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Gary Meyers.

Exhibit 99.12	Support Agreement, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation, Simcoe Partners, L.P., Simcoe Management Company, LLC, SDR Partners, LLC, Simcoe Capital Management, LLC, and Jeffrey Jacobowitz.

Exhibit 99.13	Support Agreement, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Keith Tainsky.

Exhibit 99.14	Support Agreement, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Daniel Wark.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2017	MAXLINEAR, INC.

	By:	/s/ Kishore Seendripu
		Name:	Kishore Seendripu

		Title:	President and Chief Executive Officer

Dated: April 4, 2017	EAGLE ACQUISITION CORPORATION

	By:	/s/ Kishore Seendripu
		Name:	Kishore Seendripu

		Title:	President and Chief Executive Officer

SCHEDULE I

MaxLinear, Inc.

Name and Position of Officer/Manager	Principal Business Address	Principal Occupation or Employment	Citizenship

Kishore Seendripu Chairman of the Board, President and Chief Executive Officer	5966 La Place Court, Suite 100 Carlsbad, CA 92008	President and Chief Executive Officer of MaxLinear, Inc.	USA

Thomas E. Pardun Lead Director	5966 La Place Court, Suite 100 Carlsbad, CA 92008	—	USA

Steven C. Craddock Director	5966 La Place Court, Suite 100 Carlsbad, CA 92008	—	USA

Curtis Ling Director	5966 La Place Court, Suite 100 Carlsbad, CA 92008	Chief Technical Officer of MaxLinear, Inc.	USA

Albert J. Moyer Director	5966 La Place Court, Suite 100 Carlsbad, CA 92008	—	USA

Donald E. Schrock Director	5966 La Place Court, Suite 100 Carlsbad, CA 92008	—	USA

Ted Tewksbury Director	5966 La Place Court, Suite 100 Carlsbad, CA 92008	—	USA

Kathi Guiney Vice President of Human Resources	5966 La Place Court, Suite 100 Carlsbad, CA 92008	Vice President of Human Resources of MaxLinear, Inc.	USA

Adam C. Spice Chief Financial Officer	5966 La Place Court, Suite 100 Carlsbad, CA 92008	Chief Financial Officer of MaxLinear, Inc.	Canada

Michael J. LaChance Vice President of Operations	5966 La Place Court, Suite 100 Carlsbad, CA 92008	Vice President of Operations of MaxLinear, Inc.	USA

Madhukar Reddy Vice President of IC and RF Systems Engineering	5966 La Place Court, Suite 100 Carlsbad, CA 92008	Vice President of IC and RF Systems Engineering of MaxLinear, Inc.	USA

William Torgerson Vice President & General Manager of Broadband Group	5966 La Place Court, Suite 100 Carlsbad, CA 92008	Vice President & General Manager of Broadband Group of MaxLinear, Inc.	USA

Brendan Walsh Vice President of Product Line Marketing, Infrastructure Group	5966 La Place Court, Suite 100 Carlsbad, CA 92008	Vice President of Product Line Marketing, Infrastructure Group of MaxLinear, Inc.	USA

Dana McCarty Vice President of Global Sales	5966 La Place Court, Suite 100 Carlsbad, CA 92008	Vice President of Global Sales of MaxLinear, Inc.	USA

SCHEDULE II

Eagle Acquisition Corporation

Name and Position of Officer/Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Kishore Seendripu President and Chief Executive Officer	5966 La Place Court, Suite 100 Carlsbad, CA 92008	President and Chief Executive Officer of MaxLinear	USA

Adam Spice Secretary and Treasurer	5966 La Place Court, Suite 100 Carlsbad, CA 92008	Chief Financial Officer of MaxLinear	Canada